UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

National Energy Services Reunited Corp.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
G6375R107
(CUSIP Number)
Olayan Saudi Holding Company P.O. Box 8772, Olayan Center, Ahsaa Street, Riyadh, Saudi Arabia 11492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107

1		Names of Reporting Persons. Olayan Financing Company
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,025,258 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,025,258 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,025,258 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.1%*
14		Type of Reporting Person (See Instructions) OO

* Percentage based on a total of 95,408,453 Ordinary Shares issued and outstanding as of June 30, 2024, as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on August 29, 2024, together with 1,500,000 Ordinary Shares issuable upon exercise of Warrants held by Olayan Financing Company (“OFC”).

CUSIP No. G6375R107

1		Names of Reporting Persons. Olayan Saudi Holding Company
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0%*
14		Type of Reporting Person (See Instructions) OO

* Effective October 31, 2024, pursuant to the Securities Transfer Agreement described in Item 6 of this Amendment No. 2, Olayan Saudi Holding Company (“OSHCO”) transferred all Ordinary Shares and Warrants of the Issuer held by OSHCO to OFC. Accordingly, OSHCO no longer has beneficial ownership of any Ordinary Shares or Warrants of the Issuer. This Amendment No. 2 constitutes an exit filing for OSHCO.

Item 1. Security and Issuer

Item 1 of the Existing Schedule 13D is hereby supplemented as follows:

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D originally filed on May 29, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on June 13, 2018 (as so amended, the “Existing Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings ascribed in the Existing Schedule 13D. The name, business address, present principal occupation and citizenship of each manager of OFC is set forth on Schedule I attached hereto.

Item 4. Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

Effective October 31, 2024, pursuant to the Securities Transfer Agreement described in Item 6 of this Amendment No. 2, OSHCO transferred all Ordinary Shares and Warrants of the Issuer held by OSHCO to OFC. Prior to the transfer, these Ordinary Shares or Warrants of the Issuer were already considered to be beneficially owned by OFC due to OFC’s relationship to OSHCO. Following the transfer, OSHCO no longer has beneficial ownership of any Ordinary Shares or Warrants of the Issuer. This Amendment No. 2 constitutes an exit filing for OSHCO.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated as follows.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

(a)           The reported percentage of the class beneficially owned by OFC is based on a total of 95,408,453 Ordinary Shares issued and outstanding as of June 30, 2024, as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on August 29, 2024, together with 1,500,000 Ordinary Shares issuable upon exercise of Warrants held by OFC.

As of the date of this Amendment No. 2, OFC beneficially owns 17,025,258 Ordinary Shares, together with Warrants that are exercisable for 1,500,000 additional Ordinary Shares.

As of the date of this Amendment No. 2, OSHCO no longer has beneficial ownership of any Ordinary Shares or Warrants.

(b)           OFC has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Ordinary Shares and Warrants that are the subject of this Statement.

(c)           Effective October 31, 2024, pursuant to the Securities Transfer Agreement described in Item 6 of this Amendment No. 2, OSHCO transferred all Ordinary Shares and Warrants of the Issuer held by OSHCO to OFC. Accordingly, OSHCO no longer has beneficial ownership of any Ordinary Shares or Warrants of the Issuer. This Amendment No. 2 constitutes an exit filing for OSHCO.

(d)           To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares or Warrants that are the subject of this Statement.

(e)          Effective October 31, 2024, pursuant to the Securities Transfer Agreement described in Item 6 of this Amendment No. 2, OSHCO transferred all Ordinary Shares and Warrants of the Issuer held by OSHCO to OFC. Accordingly, OSHCO no longer has beneficial ownership of any Ordinary Shares or Warrants of the Issuer. This Amendment No. 2 constitutes an exit filing for OSHCO.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing Schedule 13D is hereby supplemented as follows:

Securities Transfer Agreement

On October 31, 2024, OSHCO and OFC entered into a Securities Transfer Agreement (the “Securities Transfer Agreement”), substantially in the form attached as Exhibit A to this Amendment No. 2. Pursuant to the Securities Transfer Agreement, effective October 31, 2024, OSHCO transferred to OFC the ownership of 17,025,258 Ordinary Shares, together with Warrants that are exercisable for 1,500,000 additional Ordinary Shares. Prior to such transfer, the Issuer’s repayment obligation under the Loan Agreement had been satisfied in cash, resulting in a decrease in OSHCO’s beneficial ownership by 4,446,816 Ordinary Shares, and the Issuer paid interest under the Loan Agreement in stock, resulting in an increase in OSHCO’s beneficial ownership by 418,001 Ordinary Shares. As a result of OFC’s control of OSHCO, OFC was prior to such transfer, already deemed to be the beneficial owner of the Ordinary Shares and Warrants beneficially owned by OSHCO, and accordingly such transfer did not result in an increase in the number of Ordinary Shares and Warrants that OFC beneficially owns or is deemed to beneficially own. The description of the Securities Transfer Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Securities Transfer Agreement, which is filed as a part of this Amendment No. 2 and is incorporated by reference herein.

Second Addendum to Nominee Agreement

Pursuant to the Second Addendum (the “Second Addendum”), dated October 31, 2024, to the Nominee Agreement, dated May 9, 2018, between Hana Investments, OSHCO, and OFC, substantially in the form attached as Exhibit B to this Amendment No. 2, Hana Investments agreed to act as OFC’s nominee with respect to the Relationship Agreement, the Loan Agreement, and the Registration Rights Agreement, including any beneficial ownership of the Issuer’s Ordinary Shares thereunder. The description of the Second Addendum does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Second Addendum, which is filed as a part of this Amendment No. 2 and is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby supplemented as follows:

Exhibit	Description
A.	Securities Transfer Agreement
B.	Second Addendum to Nominee Agreement
C.	Joint Filing Agreement, dated as of May 29, 2018, by OFC and OSHCO (incorporated by reference in this Amendment No. 2, as previously filed as Exhibit F with the initial Schedule 13D filed on May 29, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

OLAYAN FINANCING COMPANY

By:	/s/ Saleh A AlOnzi
Name: Saleh A AlOnzi
Title: Authorized Legal Representative

OLAYAN SAUDI HOLDING COMPANY

By:	/s/ Riham Al Kassim
Name: Riham Al Kassim
Title: Authorized Legal Representative

SCHEDULE I

The names and present principal occupations of each of the managers of Olayan Financing Company are set forth below. Each of these persons is a Saudi Arabian citizen and has a business address of P.O. Box 8772, Riyadh, 11492, Saudi Arabia. During the past five years, (i) none of these persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of these persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Position with Olayan Financing Company	Principal Occupation

Khaled S. Olayan	Manager	Manager Olayan Financing Company

Lubna S. Olayan	Manager	Manager Olayan Financing Company